Exhibit 99.91

Press Release

for immediate release

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR DISSEMINATION IN THE UNITED STATES

PROMETIC ANNOUNCES REFINANCING TRANSACTIONS

LAVAL, QUEBEC, CANADA – April 15, 2019 – Prometic Life Sciences Inc. (TSX: PLI, OTCQX: PFSCF) (“Prometic” or the “Corporation”) announced today its intention to enter into a series of related arrangements to restructure Prometic’s outstanding indebtedness, reduce its interest and certain other payment obligations, and raise sufficient cash to build a robust balance-sheet for the next phase of Prometic’s development.

“These transactions will strengthen our balance sheet, allowing Prometic to bring its first products to market and advance its very promising small-molecule pipeline,” said Professor Simon Best, Chairman and Interim CEO. “To remain viable, it is necessary to substantially reduce our debt burden. We have found a way to achieve this while adding new high-quality investors and providing our existing shareholders an opportunity to benefit from our future success.”

Refinancing Transactions Highlights

As part of these arrangements, Prometic has negotiated:

•

an offering of common shares of Prometic (the “Common Shares”) on a private placement basis led by Consonance Capital Management (“Consonance”) at a per share price rounded to the nearest 5 decimals of $0.01521 (the “Transaction Price”) for aggregate gross proceeds to Prometic of $75 million (the “Private Placement”);

•

the conversion of approximately $229 million of the outstanding debt of Prometic owned by Structured Alpha LP (“SALP”) into Common Shares (the “Debt Conversion”) at the Transaction Price, comprising all but $10 million of SALP’s outstanding debt;

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•	the adjustment of the per warrant exercise price of certain outstanding Common Share purchase warrants of Prometic held by SALP to the Transaction Price (the ”Warrant Repricing”);

•

a rights offering to all shareholders of Prometic whereby each shareholder will receive one right for each Common Share held, with each right entitling the holder thereof to subscribe for 20 Common Shares at a price per share equal to the Transaction Price (i.e. a per share price of $0.01521), for aggregate proceeds to Prometic of up to $75 million, which will commence following the closing of the above-mentioned transactions (the “Rights Offering” and collectively with the Private Placement, Debt Conversion and the Warrant Repricing, the ”Refinancing Transactions”).

The Refinancing Transactions represent the culmination of an extensive review of initiatives taken by Prometic and its board of directors (the “Board”) during 2018 and 2019 (further described below) to raise funds, to restructure Prometic’s capital structure, to reduce costs and for the advancement of its drug discovery platforms.

A special committee of the Board (the “Special Committee”) reviewed the terms of the Refinancing Transactions and determined that they are in the best interest of Prometic considering, among other things:

•	the current financial situation of Prometic;

•	the ability to enable a sustainable capital structure and business model and to enhance the future viability of Prometic;

•

the ability of existing shareholders to participate in the Refinancing Transactions by way of the Rights Offering at the same per Common Share Transaction Price as the Debt Conversion and the Private Placement;

•	the potential to preserve and increase long-term shareholder value;

•	the benefits described below under the heading “Benefits for Prometic”; and

•

certain advice, reports and opinions it received from Prometic’s management and professional advisors, including a fairness opinion received from Echelon Wealth Partners Inc. (“Echelon”) as described below.

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The terms of the Refinancing Transactions are the result of commercial negotiations between Prometic, SALP and Consonance. The Transaction Price was determined by Prometic following negotiations between Prometic, its financial advisors and Consonance. The Transaction Price values Prometic’s equity capitalization, prior to the Refinancing Transactions, at approximately USD$225 million (inclusive of the liabilities to be converted in the Debt Conversion and inclusive of an increase in the number of Common Shares reserved under the Prometic Equity Incentive Plan sufficient to comprise 15% of Prometic’s post-Refinancing Transactions fully diluted equity capitalization, including $75 million raised by Prometic in the Private Placement and assuming a further $10 million is raised in the Rights Offering).

The Transaction Price represents a discount of approximately 91% on the 5-day volume weighted average price of the Common Shares on the Toronto Stock Exchange (the “TSX”) immediately prior to the date of this press release.

The completion of the Refinancing Transactions is subject to various conditions and expected closing timing as described below.

Benefits for Prometic

Completion of the Refinancing Transactions is expected to, amongst other things:

•	enable existing holders of Common Shares to participate in Prometic’s future growth by way of the Rights Offering at the same price per Common Share as the Debt Conversion and the Private Placement;

•

substantially and materially improve Prometic’s cash flow and its ability to continue as a going concern. In particular, (i) the completion of the Private Placement will enable Prometic to complete the development of RyplazimTM and PBI-4050 in initial rare-disease indications and advance further indications and other drug-candidates, without delay, and (ii) the extinguishment of the indebtedness to SALP pursuant to the Debt Conversion will have a prompt and positive impact on reducing Prometic’s cash burn rate;

•	improve the financial strength of Prometic and reduce financial risk by retiring approximately $229 million of debt (i.e. more than 95% of Prometic’s outstanding debt) through the Debt Conversion;

•	decrease annual cash interest expense by approximately $9 million;

•	facilitate access to third party funding;

•	strengthen Prometic’s negotiating position with potential partners, both with an improved balance sheet and a more sustainable business going forward; and

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•	secure the commitment of a new permanent chief executive officer with a proven North American track record in the biopharmaceutical industry

Further Details of the Refinancing Transactions

Details of the Debt Conversion

Prometic has entered into a debt restructuring agreement (the “Restructuring Agreement”) with SALP. Under the terms of the Restructuring Agreement, Prometic’s outstanding indebtedness to SALP will be reduced to $10 million by way of conversion of approximately $229 million of outstanding indebtedness into Common Shares, at a conversion price per Common Share equal to the $0.01521 Transaction Price. Amended credit facilities with SALP will be entered into on the date the Debt Conversion will become effective, which effectiveness will be subject to a number of conditions precedent, including the concurrent closing of the Warrant Repricing and the Private Placement.

Details of the Warrant Repricing

SALP currently owns the following Warrants:

•	1,000,000 Warrants, each of which entitles SALP to acquire one Common Share upon the payment of an exercise price equal to $0.52 per Warrant (“Warrants 1”);

•	20,276,595 Warrants, each of which entitles SALP to acquire one Common Share upon the payment of an aggregate exercise price equal to $15,653,138 (“Warrants 2”);

•	128,056,881 Warrants, each of which entitles SALP to acquire one Common Share upon the payment of an exercise price equal to $1.00 per Warrant (“Warrants 8”); and

•	19,401,832 Warrants, each of which entitles SALP to acquire one Series A Preferred Share in the capital of Prometic upon the payment of an exercise price equal to $0.15636 per Warrant (“Warrants 9”).

Concurrently with the Debt Conversion (i) the exercise price of the Warrants 1, 2, 8 and 9, will be adjusted to the Transaction Price, (ii) Warrant 9 will become exercisable for Common Shares instead of Series A Preferred Shares and (iii) Warrants 1, 2, 8 and 9 will be consolidated into new Common Share purchase warrants. These changes will be reflected by the issuance of new “Warrant 10” with an eight year term.

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Details of the Private Placement

Prometic has entered into definitive agreements to complete an equity offering for gross proceeds of $75 million. The net proceeds from the Private Placement will be used to fund working capital needs and for general corporate purposes, including the advancement of its drug discovery platforms.

The Private Placement will consist of the issuance, on a private placement basis, of 4,931,554,664 Common Shares at a price per share equal to the Transaction Price, which was determined by Prometic following negotiations between Prometic, its financial advisors and Consonance. The Private Placement may be completed in a series of discrete closings.

Prometic has entered into definitive subscription agreements with Consonance and SALP, whereby Consonance has agreed to subscribe for $50 million of Common Shares and whereby SALP has agreed to subscribe for $25 million of additional Common Shares in the Private Placement.

The Private Placement is expected to close on or about April 23, 2019, subject to the final approval of the TSX.

Prometic has engaged Stifel, Nicolaus & Company, Incorporated (“Stifel”) and Raymond James Ltd. (“Raymond James”) in relation to a brokered component of the Private Placement.

In connection with the Private Placement, Prometic and Consonance will enter into a registration rights agreement with respect to registration rights in the United States, pursuant to which Prometic will covenant to list its Common Shares on the Nasdaq Global Select Market (the “NASDAQ Listing”).

Details of the Rights Offering

Shortly after the closings of the Debt Conversion and the Private Placement, Prometic will launch a rights offering to its holders of Common Shares for an equity capital raise for up to $75 million. The Rights Offering is planned to close thirty days following its commencement and will consist of rights being offered to the existing holders of Prometic’s Common Shares as of a date that is yet to be confirmed following the receipt of necessary TSX approvals (the “Record Date”). Pursuant to the Rights Offering, all shareholders will receive one right for each Common Share held, whereby each right will entitle the holder thereof to subscribe for 20 Common Shares at a price per share equal

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to the Transaction Price (i.e. a per share price of $0.01521). A maximum amount of $75 million will be raised in the Rights Offering. Should shareholders indicate interest in the Rights Offering in excess of $75 million in the aggregate, each shareholder’s indicated interest in, and allotment of Common Shares from, the Rights Offering will be subject to a pro rata reduction sufficient to limit the amount raised in the Rights Offering to $75 million.

It is expected that immediately prior to the Rights Offering, the issued and outstanding Common Shares of Prometic will total 20,720,997,581. Under the terms of the Rights Offering, Prometic will issue rights to purchase an aggregate number of up to 4,931,554,664 Common Shares, assuming 100% of the Rights Offering is completed.

More details on the Rights Offering will be set out in Prometic’s Rights Offering notice and Rights Offering circular, both of which will be available under Prometic’s SEDAR profile at www.sedar.com. The Rights Offering notice and accompanying rights certificates are projected to be mailed to eligible shareholders on or about May 22, 2019.

Background to the Refinancing Transactions

For the past year, Prometic has faced increasingly challenging financial and business conditions, including an inability to raise sufficient equity, equity-linked or debt financing to fully fund execution of its business plan, and delays in the commercialization of its lead drug candidate RyplazimTM, all while undertaking significant research and development expenditures in the pursuit of its drug discovery platforms as well as maintaining a manufacturing infrastructure to allow Prometic to move toward the approval of Ryplazim™. These challenges, including the resulting financing overhang, precipitated a continuing deterioration in the price of Prometic’s Common Shares on the TSX, which was further exacerbated by the removal in June 2018 of Prometic’s Common Shares from the S&P/TSX Composite Index. The decision to proceed with the Refinancing Transactions follows several previously announced measures to manage Prometic through difficult financial and business conditions and the consideration and review by the Board of numerous alternatives to increase shareholder value, ensure the funding of Prometic’s drug candidates, service and repay its outstanding credit facilities and decrease its debt to equity leverage levels, which levels have been a major barrier to Prometic securing required financing.

During the past two years, Prometic has pursued a series of initiatives to extend its cash runway to better position Prometic to achieve its objectives. These include the implementation of cost-control measures, such as a significant reduction in Prometic’s cash use in 2019 and a reduction of research and development expenditures by approximately $30 million, as compared to 2018 levels. In November 2018, Prometic also secured an extension of the maturity dates of all of Prometic’s outstanding debt with SALP to September 2024, a step intended to facilitate equity and equity-linked capital raising initiatives.

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Over the course of 2018, Prometic pursued sources of non-dilutive funding, including potential commercial and partnering transactions to strengthen its financial position. During this period, Prometic also pursued equity and equity-related financing initiatives with multiple financial institutions, including United States and Canadian investment banking firms, institutional investors, and public sector pension plans and financial institutions. Since 2018, Prometic has been unsuccessful in obtaining any capital from these initiatives. Despite such efforts, other than the limited use of an at the market equity distribution agreement with Canaccord Genuity Corp, Prometic’s sole source of financing for nearly two years has been from its main secured creditor, SALP, through several debt financings.

On December 19, 2018, Prometic’s previous Chief Executive Officer, Pierre Laurin, stepped down and the Board appointed Professor Simon Best as interim Chief Executive Officer with a specific mandate to restructure Prometic’s operations and optimize its capital structure, including the identification of options available to Prometic in light of its financial difficulties and the evaluation of various financing alternatives for Prometic.

At the JP Morgan Global Healthcare conference in San Francisco in January 2019, representatives of Prometic met with several investment banks and institutional investors. Feedback received suggested that, as a consequence of the management changes, there may be an increased appetite for equity investment in the business. In January 2019, Prometic undertook a non-deal roadshow, focused on Canadian institutional investors, organized by Canaccord. Feedback from that roadshow was that the reduced market capitalization of Prometic combined with the outstanding debt obligations were an impediment to new equity investment.

In early 2019, management of Prometic and the Board met several times to review Prometic’s capital structure and liquidity. Throughout this period, the combination of volatile capital markets, difficult operating conditions, delays in obtaining FDA approval for the RyplazimTM BLA, the size of SALP’s existing debt position and its associated security rights, combined with the continued sliding share price, made it impossible for Prometic to raise equity, equity-linked or additional debt financing. The solicitation of numerous financial institutions and discussions with certain of Prometic’s existing stakeholders and potential strategic partners with respect to a broad range of potential transactions did not result in the proposal or closing of any viable financing transaction

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other than the Refinancing Transactions. Prometic also continued to implement a number of restructuring measures identified in 2018 with the objective of improving its revenue profile, reducing ongoing operating costs and enhancing Prometic’s ability to raise financing as well as liquidating inventory to improve working capital. In this background, the UK government has not yet paid to Prometic a material R&D tax credit reimbursement which has led to an important adverse impact on the immediate cash available.

In February 2019, Prometic retained Lazard Frères & Co LLC (“Lazard”), a global financial advisory and asset management firm, to review and execute two key strategic transactions for Prometic, one of which was to secure a licensing partnership for one of Prometic’s late-stage assets and the other was to effect the trade-sale of some of Prometic’s non-core assets. Lazard has made promising initial progress in building competitive processes for both of these transactions but both transactions are only expected to close during the second half of 2019.

After having exhausted all available alternatives, in February 2019, Prometic and SALP initiated discussions to restructure Prometic’s indebtedness to SALP in conjunction with a new equity financing which would reduce Prometic’s debt obligations.

On February 15, 2019, the Board formed the Special Committee which is composed of independent members of the Board, free from interest in the Debt Conversion, the Warrant Repricing or the Private Placement and unrelated to the parties involved in these transactions, to oversee Prometic’s review of strategic alternatives to maximize shareholder value, which includes the Refinancing Transactions and any other potential joint venture, strategic alliance, or other merger and acquisition or capital markets transaction.

The Special Committee retained Echelon to provide an independent opinion to the Special Committee with respect to the fairness, from a financial point of view, of certain aspects of the Refinancing Transactions to shareholders of Prometic other than SALP. On April 14, 2019, Echelon provided the Special Committee with their opinion that: (i) the Transaction Price in respect of the Private Placement and (ii) the conversion price in respect of the Debt Conversion, are fair, from a financial point of view, to the shareholders of Prometic other than SALP (the “Fairness Opinion”).

The Board, management of Prometic and the Special Committee, with the assistance of their legal and financial advisors, considered a number of alternatives including non-core asset sales, cost reductions, revenue enhancements, refinancing or repayment of debt and the issuance of new debt or equity and other strategic alternatives, including a potential sale of Prometic. In addition, Prometic retained Stifel and Raymond James to act as co-financial advisors and co-financing agents to Prometic in connection with the Private Placement.

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The Special Committee reviewed the terms of the Refinancing Transactions and determined that they are in the best interest of Prometic considering, among other things:

•	the current financial situation of Prometic;

•	the ability to establish a sustainable capital structure and business model and to enable the future viability of Prometic;

•

that despite significant effort by Prometic to raise equity capital over the past two years, the offer by Consonance to participate in the Private Placement at the Transaction Price was the only bona fide offer that would enable Prometic to raise equity capital in an amount sufficient to fund continuing operations;

•

the ability of existing shareholders to participate in the Refinancing Transactions by way of the Rights Offering at the same per Common Share Transaction Price as the Debt Conversion and the Private Placement;

•	the potential to preserve and increase long-term shareholder value;

•	the benefits described above under the heading “Benefits for Prometic”; and

•

certain advice, reports and opinions it received from Prometic’s management and professional advisors, including the Fairness Opinion received from Echelon, which is subject to the assumptions, limitations and qualifications set forth therein.

Upon final review of the alternatives available to Prometic, the Special Committee recommended to the Board that Prometic enter into agreements with Consonance and SALP to implement the Refinancing Transactions. In light of the recommendation of the Special Committee, the fact that there was no viable timely alternative arrangements, the fact that Prometic was in serious financial difficulty and the fact that the terms of the Refinancing Transactions were designed to improve Prometic’s financial situation in the immediate term, the Board (excluding directors who disclosed an interest in the Refinancing Transactions), after review of available alternatives and after having consulted with, and received advice from, its legal and financial advisors, concluded that the Refinancing Transactions was in the best interest of Prometic, taking into account the collective interests of its stakeholders in such circumstances, and authorized Prometic to enter into agreements with Consonance and SALP to implement the Refinancing Transactions.

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As at March 31, 2019, Prometic was not in breach of its covenants under its credit facilities with SALP, as a result of a waiver obtained by Prometic as at March 20, 2019, wherein SALP confirmed that the breached covenants will not be deemed to constitute an event of default. SALP also agreed to defer the payment of interest that was originally due under the terms of the existing credit facilities with SALP on March 31, 2019 to a later date in April 2019. Prometic expects that it will not be able to meet its interest payment in April 2019 and will likely be in violation of its financial convenants under its credit facilities with SALP as of the end of June 2019 which would constitute an event of default thereunder if not cured. Prometic anticipates that it will have a cash deficit by the end of April 2019 and that it will not meet its obligations when due.

Governance Matters

The Refinancing Transactions are conditional upon the appointment on closing by the Board of:

•	Mr. Kenneth Galbraith as Chief Executive Officer of Prometic, in replacement of Professor Simon Best, who is currently acting as Interim Chief Executive Officer

•	Mr. Stefan Clulow, who is currently Managing Director and Chief Investment Officer of Thomvest Asset Management (an affiliate of SALP) as Chairman of the Board in replacement of Professor Simon Best

•	Professor Simon Best as Lead Independent Director

In connection with the Debt Conversion and the Private Placement, Prometic and SALP have entered into arrangements whereby, after the closing of the Debt Conversion and the Private Placement, (i) if SALP owns less than a majority of the issued and outstanding Common Shares, SALP will have the right to nominate for election to the Board a number of directors that represents the same percentage of the total number of directors to be elected as the percentage of Prometic’s issued and outstanding Common Shares owned by SALP at the record date for the applicable meeting of shareholders, and (ii) SALP will have the right to nominate for election to the Board a minimum of 2 directors so long as it owns at least 10% of Prometic’s issued and outstanding Common Shares.

In connection with the Private Placement, Prometic and Consonance will enter into an agreement pursuant to which Consonance will have the right to designate one observer to the Board until the NASDAQ Listing, and from and after such time, Consonance will have the right to nominate one director for election to the Board.

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Exemption from Shareholder Approval and MI 61-101

Following the completion of the Debt Conversion and the Private Placement, it is expected that SALP, which currently beneficially owns, directs or controls approximately 3.26% of the currently issued and outstanding Common Shares of Prometic, will beneficially own, direct or control approximately 80.68% of Prometic’s issued and outstanding Common Shares, determined on a non-diluted basis.

The table below indicates, with respect to SALP and Consonance, (i) the number of Common Shares that such person beneficially owns, directs or controls as of the date hereof, (ii) the approximate percentage that such number of Common Shares represent as a percentage of the issued and outstanding Common Shares prior to the Debt Conversion and the Private Placement, (iii) the number of Common Shares issuable to such person as part of the Debt Conversion and the Private Placement, and (iv) the approximate percentage that such number of Common Shares represent as a percentage of the issued and outstanding Common Shares post-Debt Conversion and Private Placement.

Investors	SALP		Consonance
Current Common Shares registered and beneficially owned (non-diluted basis)	24,071,775		Nil
% of Common Shares prior to the Debt Conversion and Private Placement	3.26%		Nil
Common Shares issuable to Investor through the Debt Conversion	15,050,312,371	(1)	Nil
Common Shares issuable to Investor through the Private Placement	1,643,851,555		3,287,703,109
% of Common Shares owned by Investor following completion of the Debt Conversion and the Private Placement (fully-diluted basis)	66.60%		12.97%
% of Common Shares owned by Investor following completion of the Debt Conversion and the Private Placement (non-diluted basis)	80.68	%(2)	15.87%

(1)	Based on debt being converted through the Debt Conversion in the aggregate amount of $228,887,948.
(2)	Excludes Common Shares issuable upon the exercise of Warrant 10 in the aggregate amount of 168,735,308 Common Shares.

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The Debt Conversion, and the Private Placement trigger the requirement for approval from the holders of a majority of the currently issued and outstanding Common Shares, excluding the votes attached to the Common Shares held by SALP, under sections 501(c), 604(a) and 607(g) of the TSX Company Manual, unless an exemption is applicable, because the Debt Conversion and the Private Placement represent transactions involving SALP, a related party of Prometic that (i) will materially affect control of Prometic, (ii) for which the consideration to be received by SALP exceeds 10% of the market capitalization of Prometic, and (iii) are for an aggregate number of Common Shares issuable greater than 25% of the number of Common Shares outstanding, on a non-diluted basis, and the Transaction Price is less than the market price. The Warrant Repricing also triggers the requirement for approval from the holders of a majority of the currently issued and outstanding Common Shares, excluding the votes attached to the Common Shares held by SALP, under section 608(a) of the TSX Company Manual, since it involves amendments to warrants held by SALP, a related party of Prometic, resulting in a new exercise price which is less than the market price.

In addition, these transactions will constitute “related party transactions” within the meaning of Multilateral Instrument 61-101 – Protections of Minority Security Holders in Special Transactions (“MI 61-101”). However, in light of the fact that the Board and the Special Committee have determined that Prometic is in serious financial difficulty, Prometic is relying on the exemption from the formal valuation and minority shareholder approval requirements of MI 61-101 contained in Section 5.5(g) and Section 5.7(1)(e) of MI 61-101, respectively, on the basis of the “financial hardship” exemption therein.

Prometic’s decision to rely on the financial hardship exemption was made upon the recommendation of the Special Committee, all of whose members are independent directors free from interest in the Debt Conversion, the Warrant Repricing and the Private Placement, and unrelated to the parties involved in these transactions. After considering and reviewing all of the circumstances currently surrounding Prometic and the Refinancing Transactions, including: (i) Prometic’s current financial situation and urgent capital requirements; (ii) the fact that the Refinancing Transactions are the only financing option available to Prometic at the present time; and (iii) all other relevant factors available to the Special Committee, the Special Committee unanimously determined that: Prometic is in serious financial difficulty; the Refinancing Transactions are designed to improve the financial condition of Prometic; and the terms of the Refinancing Transactions are reasonable in the circumstances of Prometic In making these determinations, no member of the Special Committee expressed any materially contrary view or abstained from voting in respect of the Refinancing Transactions.

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Based on this determination and the recommendation of the Special Committee, the Board (including all of the independent members of the Board), acting in good faith, have also unanimously determined that Prometic is in serious financial difficulty, that the Refinancing Transactions are designed to improve Prometic’s financial position, and that the terms of the Refinancing Transactions, are reasonable in Prometic’s circumstances. In making these determinations, there were no material disagreements between the Board and the Special Committee with respect to the Refinancing Transactions, and no member of the Board (excluding directors who disclosed an interest in the Refinancing Transactions or those who were not present to vote) expressed any materially contrary view or abstained from voting in respect of the Refinancing Transactions.

Given the fact that the Corporation has limited financial resources and has been presented with a limited opportunity to complete the Debt Conversion, the Warrant Repricing and the Private Placement, the Corporation believes that it does not have either adequate financial resources or time available to seek securityholder approval prior to the completion of these transactions, and that the Refinancing Transactions will either not be available (or will not be available on commercially acceptable terms) after the period of time necessary to convene and hold a meeting of securityholders. Furthermore, if the Corporation had sufficient financial resources to hold a meeting (which it does not) and the Debt Conversion, the Warrant Repricing and the Private Placement were ultimately rejected, there would be insufficient funds for the Corporation to survive beyond a securityholder meeting. As such, management of the Corporation, the Special Committee and the Board each believe that reliance upon the financial hardship exemption is necessary given the serious and immediate financial needs facing the Corporation.

In addition, for all of the reasons described above, Prometic has also applied to the TSX for an exemption from the requirements to seek securityholder approval for the Common Shares issuable pursuant to the Debt Conversion, the Private Placement and the Warrant Repricing in reliance upon Section 604(e) of the TSX Company Manual, on the basis that Prometic finds itself in a state of serious financial difficulty and that the Debt Conversion and the Private Placement are designed to improve Prometic’s financial situation in a timely manner. The Refinancing Transactions remain subject to TSX conditional approval and final acceptance. Prometic expects that, as a consequence of its financial hardship application, the TSX will place the Corporation under remedial delisting review, which is customary practice when a listed issuer seeks to rely on this exemption. Although Prometic believes that it will be in compliance with all continued listing requirements of the TSX upon the closing of the Refinancing Transactions, no assurance can be provided as to the outcome of such review or continued qualification for listing on the TSX. There can be no assurance that the TSX will accept the application for the use of the financial hardship exemption from the requirement to obtain shareholder approval described above.

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Conference Call Information

Prometic will host a conference call at 11:00 am (ET) on Monday April 15, 2019 to discuss the Refinancing Transactions. The telephone numbers to access the conference call are (647) 427-7450 and 1-888-231-8191 (toll-free). A replay of the call will be available as of Monday April 15, 2019 at 2:00 pm. The numbers to access the replay are 1-416-849-0833 and 1-855-859-2056 (passcode: 3055047). A live audio webcast of the conference call will be accessible at:

https://event.on24.com/wcc/r/1984735/D64C328701011E62C804DABCDB82579C

About Consonance Capital

Consonance Capital Management is an investment management firm founded in 2005 and based in New York that invests in companies in the healthcare industry, primarily in the life sciences sector. For more information, visit www.consonancecapital.com.

About Structured Alpha

Structured Alpha LP invests in debt and equity securities of public and private emerging growth companies. Structured Alpha LP is an affiliate of Thomvest Asset Management, a multi-strategy investment firm based in Toronto, Canada.

About Prometic Life Sciences Inc.

Prometic (www.prometic.com) is a biopharmaceutical corporation with two drug discovery platforms focusing on unmet medical needs. The first platform (small molecule therapeutics) has a pipeline of product candidates which leverage the discovery of the linked role of two receptors involved in the regulation of the healing process. Prometic has demonstrated that the “up-regulation” of receptor GPR40 concomitant with the “down-regulation” of receptor GPR84 promotes the normal healing process as opposed to promoting the fibrotic process. Prometic’s drug candidates have a dual mode-of-action as agonists (“stimulators”) of GPR40 and antagonists (“inhibitors”) of GPR84. One of the lead drug candidates emerging from this platform, PBI-4050, is expected to enter pivotal phase 3 clinical trials for the treatment of Alström syndrome. The second drug discovery and development platform (plasma-derived therapeutics) leverages Prometic’s experience in bioseparation technologies used to isolate and purify biopharmaceuticals from human plasma. The Corporation’s primary goal with respect to this second platform is to address unmet medical needs with therapeutic proteins not currently commercially available, such as Ryplazim™. The Corporation also provides access to its proprietary bioseparation technologies to enable pharmaceutical companies in their production of non-competing biopharmaceuticals. Recognized as a bioseparations expert, the Corporation derives revenue from this activity through sales of affinity chromatography media which contributes to offset the costs of its own R&D investments.

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We are headquartered in Laval, Quebec (Canada) with R&D facilities in Canada, the United Kingdom and the United States, manufacturing facilities in Canada and the Isle of Man and corporate and business development activities in Canada, the United States, Europe and Asia.

Forward Looking Statements

This press release contains forward-looking statements about Prometic’s objectives, strategies and businesses that involve risks and uncertainties. These statements are “forward-looking” because they are based on our current expectations about the markets we operate in and on various estimates and assumptions. Actual events or results may differ materially from those anticipated in these forward-looking statements if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. Such risks and assumptions include, but are not limited to, the possibility that the Refinancing Transactions will not be completed as contemplated, or at all, because the necessary regulatory approvals are not received or other conditions to completion of the Refinancing Transactions are not satisfied, the possibility that the Corporation has to allocate proceeds to other uses or reallocate proceeds differently among the anticipated uses due to changes in project parameters, the ability of Prometic to develop, manufacture, and successfully commercialize value-added pharmaceutical products, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of Prometic to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. You will find a more detailed assessment of the risks that could cause actual events or results to materially differ from our current expectations in Prometic’s Annual Information Form for the year ended December 31, 2018, under the heading “Risk and Uncertainties related to Prometic’s business”. As a result, we cannot guarantee that any forward-looking statement will materialize. We assume no obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason, unless required by applicable securities laws and regulations. All amounts are in Canadian dollars unless indicated otherwise.

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Disclaimer

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

The TSX does not accept responsibility for the adequacy or accuracy of this release.

For further information please contact:

Simon Best

Chairman and Interim CEO

Prometic Life Sciences Inc.

s.best@prometic.com

450.781.0115

Frederic Dumais

Senior Director, Communications & Investor Relations

Prometic Life Sciences Inc.

f.dumais@prometic.com

450-781-0115

16    Press Release for immediate release